UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

CAE INC.
(exact name or registrant as specified in its charter)
Canada     1-31402    Not Applicable
(State of incorporation)     (Commission     (IRS Employer
File Number)    Identification No.)
8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6
(Address of principal executive offices) (Postal Code)
Mark Hounsell, telephone: (514) 734-5779
(Name and telephone number of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.
Section 1     Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
A copy of CAE Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.cae.com.
Item 1.02 Exhibit
CAE has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.
Section 2     Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 — Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
CAE INC.

By:     /s/ Mark Hounsell     Date: May 31, 2019

Name: Mark Hounsell
Title: General Counsel, Chief Compliance Officer and
Corporate Secretary